Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

(millions of dollars, except share data) (unaudited)	March 31 2009	December 31 2008
Assets
Current assets
Cash and cash equivalents (note 5)	$95	$913
Accounts receivable	1,069	1,344
Inventories	1,141	1,032
Prepaid expenses	18	11

	2,323	3,300
Property, plant and equipment	35,103	34,264
Less accumulated depletion, depreciation and amortization	13,899	13,425

	21,204	20,839
Goodwill	797	779
Contribution receivable	1,512	1,448
Other assets	128	120

	$25,964	$26,486

Liabilities and Shareholders’ Equity
Current liabilities
Bank operating loans (note 6)	$51	$—
Accounts payable and accrued liabilities	2,093	2,896

	2,144	2,896
Long-term debt (note 7)	2,213	1,957
Contribution payable	1,729	1,659
Other long-term liabilities (note 8)	905	898
Future income taxes	4,463	4,713
Commitments and contingencies (note 9)
Shareholders’ equity
Common shares (note 10)	3,570	3,568
Retained earnings	10,509	10,436
Accumulated other comprehensive income	431	359

	14,510	14,363

	$25,964	$26,486

Common shares outstanding (millions) (note 10)	849.4	849.4

The accompanying notes to the consolidated financial statements are an integral part of these statements. 2008 amounts as restated for the adoption of a new accounting policy. Refer to Note 3.

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Consolidated Statements of Earnings and Comprehensive Income

	Three months ended March 31
(millions of dollars, except share data) (unaudited)	2009	2008
Sales and operating revenues, net of royalties	$3,650	$5,086
Costs and expenses
Cost of sales and operating expenses	2,654	3,305
Selling and administration expenses	51	51
Stock-based compensation (note 10)	(4)	(43)
Depletion, depreciation and amortization	470	450
Interest—net (note 7)	38	46
Foreign exchange (note 7)	(33)	10
Other—net	41	(1)

	3,217	3,818

Earnings before income taxes	433	1,268

Income taxes (recoveries)
Current	367	225
Future	(262)	155

	105	380

Net earnings	328	888
Other comprehensive income
Cumulative foreign currency translation adjustment	91	92
Hedge of net investment, net of tax (note 13)	(20)	(51)
Derivatives designated as cash flow hedges, net of tax (note 13)	1	(2)

	72	39

Comprehensive income	$400	$927

Earnings per share
Basic and diluted	$0.39	$1.05
Weighted average number of common shares outstanding (millions)
Basic and diluted	849.4	849.0

The accompanying notes to the consolidated financial statements are an integral part of these statements. 2008 amounts as restated for the adoption of a new accounting policy. Refer to Note 3.

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Consolidated Statements of Changes in Shareholders’ Equity

	Three months ended March 31
(millions of dollars) (unaudited)	2009	2008
Common shares
Beginning of period	$3,568	$3,551
Options exercised	2	4

End of period	3,570	3,555

Retained earnings
Beginning of period	10,436	8,176
Net earnings	328	888
Ordinary dividends on common shares	(255)	(280)
Intangible assets—retroactive adoption (note 3)	—	(22)

End of period	10,509	8,762

Accumulated other comprehensive income
Beginning of period	359	(77)
Other comprehensive income (note 13)
Cumulative foreign currency translation adjustment	91	92
Hedge of net investment, net of tax	(20)	(51)
Derivatives designated as cash flow hedges, net of tax	1	(2)

	72	39

End of period	431	(38)

Shareholders’ equity	$14,510	$12,279

The accompanying notes to the consolidated financial statements are an integral part of these statements. 2008 amounts as restated for the adoption of a new accounting policy. Refer to Note 3.

HUSKY ENERGY INC. – 2009 FIRST QUARTER RESULTS	3

Consolidated Statements of Cash Flows

	Three months ended March 31
(millions of dollars) (unaudited)	2009	2008
Operating activities
Net earnings	$328	$888
Items not affecting cash
Accretion (note 8)	13	13
Depletion, depreciation and amortization	470	450
Future income taxes (recoveries)	(262)	155
Foreign exchange	(23)	31
Other	39	1
Settlement of asset retirement obligations (note 8)	(10)	(17)
Change in non-cash working capital (note 5)	(320)	(297)

Cash flow—operating activities	235	1,224

Financing activities
Bank operating loans financing—net	51	77
Long-term debt issue	650	375
Long-term debt repayment	(450)	(275)
Proceeds from exercise of stock options	1	1
Proceeds from monetization of financial instruments	37	—
Dividends on common shares	(255)	(280)
Other	1	(8)
Change in non-cash working capital (note 5)	(163)	9

Cash flow—financing activities	(128)	(101)

Available for investing	107	1,123

Investing activities
Capital expenditures	(730)	(852)
Asset sales	23	30
Other	(2)	22
Change in non-cash working capital (note 5)	(216)	(165)

Cash flow—investing activities	(925)	(965)

Increase (decrease) in cash and cash equivalents	(818)	158
Cash and cash equivalents, beginning of period	913	208

Cash and cash equivalents, end of period	$95	$366

The accompanying notes to the consolidated financial statements are an integral part of these statements. 2008 amounts as restated for the adoption of a new accounting policy. Refer to Note 3.

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Notes to the Consolidated Financial Statements

Three months ended March 31, 2009 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Note 1	Segmented Financial Information

	Upstream		Midstream				Downstream				Corporate and Eliminations (2)		Total
			Upgrading		Infrastructure and Marketing		Canadian Refined Products		U.S. Refining and Marketing
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Three months ended March 31 (1)
Sales and operating revenues, net of royalties	$1,045	$1,829	$313	$483	$2,035	$3,102	$488	$722	$1,128	$1,329	$(1,359)	$(2,379)	$3,650	$5,086
Costs and expenses
Operating, cost of sales, selling and general	377	413	254	373	1,948	2,991	422	658	1,041	1,296	(1,300)	(2,419)	2,742	3,312
Depletion, depreciation and amortization	371	390	8	6	9	8	23	20	50	19	9	7	470	450
Interest—net	—	—	—	—	—	—	—	—	1	1	37	45	38	46
Foreign exchange	—	—	—	—	—	—	—	—	—	—	(33)	10	(33)	10

	748	803	262	379	1,957	2,999	445	678	1,092	1,316	(1,287)	(2,357)	3,217	3,818

Earnings (loss) before income taxes	297	1,026	51	104	78	103	43	44	36	13	(72)	(22)	433	1,268
Current income taxes	291	166	19	22	25	30	8	6	—	(22)	24	23	367	225
Future income taxes	(205)	143	(4)	10	(3)	1	5	7	13	27	(68)	(33)	(262)	155

Net earnings (loss)	$211	$717	$36	$72	$56	$72	$30	$31	$23	$8	$(28)	$(12)	$328	$888

Capital expenditures—Three months ended March 31 (3)	$668	$798	$19	$22	$14	$10	$5	$19	$26	$7	$6	$12	$738	$868
Goodwill additions—Three months ended March 31	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
Total assets—As at March 31	$16,025	$13,114	$1,387	$1,406	$1,336	$1,322	$4,504	$1,395	$2,259	$6,574	$453	$551	$25,964	$24,362

(1)	2008 amounts as restated for the adoption of a new accounting policy. Refer to Note 3.
(2)	Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices, and to unrealized intersegment profits in inventories.
(3)	Excludes capitalized costs related to asset retirement obligations incurred during the period and the BP transaction.

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Notes to the Consolidated Financial Statements

Three months ended March 31, 2009 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Geographical Financial Information

	Canada		United States		Other International		Total
	2009	2008	2009	2008	2009	2008	2009	2008
Three months ended March 31

Sales and operating revenues, net of royalties	$2,412	$3,384	$1,190	$1,618	$48	$84	$3,650	$5,086

Capital expenditures (1)	603	831	31	7	104	30	738	868

As at March 31

Property, plant and equipment, net	$16,583	$16,511	$4,064	$1,460	$557	$391	$21,204	$18,362

Goodwill (2)	160	160	637	520	—	—	797	680

(1)	Excludes capitalized costs related to asset retirement obligations incurred during the period and the BP transaction.
(2)	Goodwill relates to Western Canada in the upstream segment and to the Lima Refinery in the downstream segment—U.S. refining and marketing. Changes in goodwill for the U.S. arise from translation of goodwill in the Company’s self-sustaining U.S. operations.

HUSKY ENERGY INC. – 2009 FIRST QUARTER RESULTS	6

Notes to the Consolidated Financial Statements

Three months ended March 31, 2009 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Note 2	Significant Accounting Policies

The interim consolidated financial statements of Husky Energy Inc. (“Husky” or “the Company”) have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2008, except as noted below. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s annual report for the year ended December 31, 2008. Certain prior years’ amounts have been reclassified to conform with current presentation.

Note 3	Changes in Accounting Policies

Goodwill and Intangible Assets

Effective January 1, 2009, the Company retroactively adopted the Canadian Institute of Chartered Accountants (“CICA”) section 3064, “Goodwill and Intangible Assets,” which replaced CICA section 3062 of the same name. As a result of issuing this guidance, CICA section 3450, “Research and Development Costs,” and Emerging Issues Committee (“EIC”) Abstract No. 27, “Revenues and Expenditures during the Pre-operating Period,” have been withdrawn. This new guidance requires recognizing all goodwill and intangible assets in accordance with CICA section 1000, “Financial Statement Concepts.” Section 3064 has eliminated the practice of recognizing items as assets that do not meet the section 1000 definition and recognition criteria. Under this new guidance, fewer items meet the criteria for capitalization. The impact to the Company was as follows:

Consolidated Balance Sheet—As at December 31, 2008

	As Reported	Change	As Restated
Assets
Prepaid expenses	$33	$(22)	$11
Other assets	134	(14)	120
Liabilities and shareholders’ equity
Future income taxes	4,724	(11)	4,713
Retained earnings	10,461	(25)	10,436

Consolidated Statement of Earnings and Comprehensive Income—Three months ended March 31, 2008

	As Reported	Change	As Restated
Cost of sales and operating expenses	$3,307	$(2)	$3,305
Future income taxes	154	1	155
Net earnings	887	1	888
Comprehensive income	926	1	927
Earnings per share—basic and diluted	1.04	0.01	1.05

Note 4	Pending Accounting Pronouncements

a)	Business Combinations

In January 2009, the CICA issued section 1582, “Business Combinations,” which will replace CICA section 1581 of the same name. Under this guidance, the purchase price used in a business combination is based

HUSKY ENERGY INC. – 2009 FIRST QUARTER RESULTS	7

Notes to the Consolidated Financial Statements

Three months ended March 31, 2009 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

on the fair value of shares exchanged at their market price at the date of the exchange. Currently the purchase price used is based on the market price of the shares for a reasonable period before and after the date the acquisition is agreed upon and announced. This new guidance generally requires all acquisition costs to be expensed, which currently are capitalized as part of the purchase price. Contingent liabilities are to be recognized at fair value at the acquisition date and remeasured at fair value through earnings each period until settled. Currently only contingent liabilities that are resolved and payable are included in the cost to acquire the business. In addition, negative goodwill is required to be recognized immediately in earnings, unlike the current requirement to eliminate it by deducting it from non-current assets in the purchase price allocation. Section 1582 is effective for Husky on January 1, 2011 with prospective application and early adoption permitted.

b)	Consolidated Financial Statements

In January 2009, the CICA issued section 1601, “Consolidated Financial Statements,” which will replace CICA section 1600 of the same name. This guidance requires uniform accounting policies to be consistent throughout all consolidated entities and the difference between reporting dates of a parent and a subsidiary to be no longer than three months. These are not explicitly required under the current standard. Section 1601 is effective for Husky on January 1, 2011 with early adoption permitted. This standard will have no impact to the Company.

c)	Non-controlling Interests

In January 2009, the CICA issued section 1602, “Non-controlling Interests,” which will replace CICA section 1600, “Consolidated Financial Statements.” Minority interest is now referred to as non-controlling interest, (“NCI”), and is presented within equity. Under this new guidance, when there is a change in control the previously held interest is revalued at fair value. Currently a gain of control is accounted for using the purchase method and a loss of control is accounted for as a sale resulting in a gain or loss in earnings. In addition, NCI can be in a deficit position because it is recorded at fair value. Currently, NCI is recorded at the carrying amount and can only be in a deficit position if the NCI has an obligation to fund the losses. Section 1602 is effective for Husky on January 1, 2011 with early adoption permitted.

d)	International Financial Reporting Standards

In January 2006, the Canadian Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada. In February 2008, as part of its strategic plan, the AcSB confirmed that Canadian publicly accountable entities will be required to report under International Financial Reporting Standards (“IFRS”), which will replace Canadian generally accepted accounting principles (“GAAP”) for years beginning on or after January 1, 2011. An omnibus exposure draft was issued by the AcSB in the second quarter of 2008, which incorporates IFRS into the CICA Handbook and prescribes the transitional provisions for adopting IFRS. In March 2009, the AcSB issued a second omnibus exposure draft on the adoption of IFRS. This exposure draft confirms the IFRS transition date as January 1, 2011 for all Canadian publicly accountable enterprises, incorporates any changes to IFRS since the previous exposure draft was issued and discusses additional key transitional issues.

The Company has completed the diagnostic assessment phase by performing comparisons of the differences between Canadian GAAP and IFRS and is currently assessing the effects of adoption and finalizing its conversion plan. The Company has determined that accounting for property, plant and equipment will be impacted by the conversion to IFRS. The Company currently follows full cost accounting as prescribed in Accounting Guideline (“AcG”) 16, “Oil and Gas Accounting—Full Cost.” Conversion from Canadian GAAP to IFRS may have an impact on how the Company accounts for costs pertaining to oil and gas activities, in particular those related to the pre-exploration and development phases. The conversion to IFRS will also result in other impacts, some of which may be significant in nature. Initial assessments of other impacts completed to date include foreign exchange, revenue recognition, provisions and asset retirement obligations. During the first quarter of 2009, the Company presented preliminary accounting

HUSKY ENERGY INC. – 2009 FIRST QUARTER RESULTS	8

Notes to the Consolidated Financial Statements

Three months ended March 31, 2009 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

assessments on key IFRS transition issues for the steering committee’s initial review and evaluation. As of the current date, the Company is not able to measure any of the impacts assessed. As a result, these assessments will need to be further analyzed and evaluated in the implementation phase of the Company’s project. At this time, the impact on Husky’s financial position and results of operations is not reasonably determinable or estimable for any of the IFRS conversion impacts identified.

The Company will continue to monitor any changes in the adoption of IFRS and will update its plan as necessary.

Note 5	Cash Flows—Change in Non-cash Working Capital

	Three months ended March 31
	2009	2008
a) Change in non-cash working capital was as follows:
Decrease (increase) in non-cash working capital
Accounts receivable	$226	$(324)
Inventories	(56)	(248)
Prepaid expenses	(7)	(1)
Accounts payable and accrued liabilities	(862)	120

Change in non-cash working capital	$(699)	$(453)

Relating to:
Operating activities	$(320)	$(297)
Financing activities	(163)	9
Investing activities	(216)	(165)

b) Other cash flow information:
Cash taxes paid	$697	$171
Cash interest paid	29	41

Cash and cash equivalents at March 31, 2009 included $68 million of cash and $27 million of short-term investments with maturities less than 90 days.

Note 6	Bank Operating Loans

At March 31, 2009, the Company had unsecured short-term borrowing lines of credit with banks totalling $370 million (December 31, 2008—$370 million). As at March 31, 2009, bank operating loans were $51 million (December 31, 2008—nil) and letters of credit under these lines of credit totalled $110 million (December 31, 2008—$166 million).

The Sunrise Oil Sands Partnership has an unsecured demand credit facility of $10 million available for general purposes. The Company’s proportionate share is $5 million. As at March 31, 2009, there was no balance outstanding under this credit facility.

HUSKY ENERGY INC. – 2009 FIRST QUARTER RESULTS	9

Notes to the Consolidated Financial Statements

Three months ended March 31, 2009 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Note 7	Long-term Debt

	Maturity	March 31 2009	Dec. 31 2008	March 31 2009	Dec. 31 2008
		Cdn $ Amount		U.S. $ Denominated
Long-term debt
Syndicated credit facility	2012	$50	$—	$—	$—
Bilateral credit facilities	2012	150	—	—	—
6.25% notes	2012	504	490	400	400
7.55% debentures	2016	252	245	200	200
6.20% notes	2017	378	367	300	300
6.15% notes	2019	378	367	300	300
6.80% notes	2037	487	474	387	387
Debt issue costs (1)		(17)	(18)	—	—
Unwound interest rate swaps		31	32	—	—

		$2,213	$1,957	$1,587	$1,587

(1)	Calculated using the effective interest rate method.

Husky filed a debt shelf prospectus with the Alberta Securities Commission on February 26, 2009 and the U.S. Securities and Exchange Commission on February 27, 2009. The shelf prospectus enables Husky to offer up to U.S. $3 billion of debt securities in the United States until March 26, 2011. During the 25 month period that the shelf prospectus remains effective, debt securities may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale. As of March 31, 2009, no debt securities were issued under this shelf prospectus.

Interest—net consisted of:

	Three months ended March 31
	2009	2008
Interest expense
Long-term debt	$33	$48
Contribution payable	25	—
Short-term debt	3	1

	61	49
Interest income
Contribution receivable	(22)	—
Other	(1)	(3)

	(23)	(3)

	$38	$46

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Notes to the Consolidated Financial Statements

Three months ended March 31, 2009 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Foreign exchange consisted of:

	Three months ended March 31
	2009	2008
Loss on translation of U.S. dollar denominated long-term debt	$32	$44
Cross currency swaps	(12)	(14)
Contribution receivable	(42)	—
Other gains	(11)	(20)

(Gain) loss	$(33)	$10

Note 8	Other Long-term Liabilities

Asset Retirement Obligations

Changes to asset retirement obligations were as follows:

	Three months ended March 31
	2009	2008
Asset retirement obligations at beginning of year	$711	$662
Liabilities incurred/acquired	10	18
Liabilities disposed	(1)	(1)
Liabilities settled	(10)	(17)
Accretion	13	13

Asset retirement obligations at March 31	$723	$675

At March 31, 2009, the estimated total undiscounted inflation-adjusted amount required to settle outstanding asset retirement obligations was $5.5 billion. These obligations will be settled based on the useful lives of the underlying assets, which currently extend an average of 30 years into the future. This amount has been discounted using credit-adjusted risk free rates ranging from 6.2% to 9.6%.

Note 9	Commitments and Contingencies

The Company has no material litigation other than various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favour, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings related to these and other matters or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position, results of operations or liquidity.

Details of the Company’s commitments are disclosed in Note 18 of the consolidated financial statements in the Company’s annual report for the year ended December 31, 2008. As at March 31, 2009, the Company did not have any significant additional commitments.

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Notes to the Consolidated Financial Statements

Three months ended March 31, 2009 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Note 10	Share Capital

The Company’s authorized share capital consists of an unlimited number of no par value common and preferred shares.

Common Shares

Changes to issued common shares were as follows:

	Three months ended March 31
	2009		2008
	Number of Shares	Amount	Number of Shares	Amount
Balance at beginning of year	849,354,810	$3,568	848,960,310	$3,551
Options exercised	51,968	2	83,922	4

Balance at March 31	849,406,778	$3,570	849,044,232	$3,555

Stock Options

In accordance with the Company’s stock option plan, common share options may be granted to officers and certain other employees. The stock option plan is a tandem plan that provides the stock option holder with the right to exercise the option or surrender the option for a cash payment. The exercise price of the option is equal to the weighted average trading price of the Company’s common shares during the five trading days prior to the date of the award. When the option is surrendered for cash, the cash payment is the difference between the weighted average trading price of the Company’s common shares on the trading day prior to the surrender date and the exercise price of the option.

All stock options awarded have a maximum term of five years. Normal options granted vest over three years on the basis of one-third per year. Performance options granted may vest in up to one-third increments if the Company’s annual total shareholder return (stock price appreciation and cumulative dividends on a reinvested basis) falls within certain percentile ranks relative to its industry peer group. The ultimate number of performance options that vest will depend upon the Company’s performance measured over three calendar years. If the Company’s performance is below the specified level compared with its industry peer group, the performance options awarded will be forfeited. If the Company’s performance is at or above the specified level compared with its industry peer group, the number of performance options exercisable shall be determined by the Company’s relative ranking.

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Notes to the Consolidated Financial Statements

Three months ended March 31, 2009 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

The following tables cover all stock options granted by the Company for the periods shown.

	Three months ended March 31
	2009		2008
	Number of Options (thousands)	Weighted Average Exercise Prices	Number of Options (thousands)	Weighted Average Exercise Prices
Outstanding, beginning of year	30,827	$40.10	30,131	$37.18
Granted	—	$—	2,029	$40.62
Exercised for common shares	(52)	$11.74	(84)	$11.81
Surrendered for cash	(108)	$12.79	(747)	$13.12
Forfeited	(754)	$41.50	(243)	$41.46

Outstanding at March 31	29,913	$40.21	31,086	$38.02

Options exercisable at March 31	7,147	$36.22	3,887	$15.33

	March 31, 2009
	Outstanding Options			Options Exercisable
Range of Exercise Price	Number of Options (thousands)	Weighted Average Exercise Prices	Weighted Average Contractual Life (years)	Number of Options (thousands)	Weighted Average Exercise Prices
$11.74 - $19.99	1,038	$11.92	—	1,038	$11.92
$20.00 - $29.99	216	$26.41	2	216	$26.41
$30.00 - $34.99	1,743	$31.55	4	307	$33.64
$35.00 - $39.99	1,149	$38.62	3	532	$38.24
$40.00 - $42.99	21,806	$41.60	3	5,054	$41.58
$43.00 - $45.02	3,961	$45.02	4	—	$—

	29,913	$40.21	3	7,147	$36.22

Note 11	Employee Future Benefits

Total benefit costs recognized were as follows:

	Three months ended March 31
	2009	2008
Employer current service cost	$8	$8
Interest cost	3	3
Expected return on plan assets	(2)	(3)
Amortization of net actuarial losses	1	1

	$10	$9

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Notes to the Consolidated Financial Statements

Three months ended March 31, 2009 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Note 12	Related Party Transactions

TransAlta Power, L.P. (“TAPLP”) is under the indirect control of Husky’s principal shareholders. TAPLP is a 49.99% owner in TransAlta Cogeneration, L.P. (“TACLP”), which is the Company’s joint venture partner for the Meridian cogeneration facility at Lloydminster. The Company sells natural gas to the Meridian cogeneration facility and other cogeneration facilities owned by TACLP. These natural gas sales are related party transactions and have been measured at the exchange amount. For the three months ended March 31, 2009, the total value of natural gas sales to the Meridian and other cogeneration facilities owned by TACLP was $28 million. At March 31, 2009, the total value of accounts receivable related to these transactions was $4 million.

Note 13	Financial Instruments and Risk Management

Details of the Company’s significant accounting policies and risk management for the recognition and measurement of financial instruments and the basis for which income and expense are recognized are disclosed in Note 3 and Note 22 of the Company’s 2008 consolidated financial statements.

Fair Value of Financial Instruments

The Company’s financial instruments as at March 31, 2009 included cash and cash equivalents, accounts receivable, contribution receivable, bank operating loans, accounts payable and accrued liabilities, contribution payable, long-term debt, the derivative portion of cash flow hedges and freestanding derivatives.

The carrying value of cash and cash equivalents, accounts receivable, bank operating loans, accounts payable and accrued liabilities approximates their fair value due to the short-term maturity of these items.

At March 31, 2009, the carrying value of the contribution receivable and contribution payable was $1.5 billion and $1.7 billion respectively. The fair value of these financial instruments is not readily determinable due to uncertainties regarding timing of the cash flows.

The estimation of the fair value of commodity derivatives incorporates forward prices and adjustments for quality or location. The estimation of the fair value of interest rate and foreign currency derivatives incorporates forward market prices, which are compared to quotes received from financial institutions to ensure reasonability.

Commodity Price Risk Management

Natural Gas Contracts

At March 31, 2009, the Company had the following third party offsetting physical purchase and sale natural gas contracts, which meet the definition of a derivative instrument:

	Volumes (mmcf)	Fair Value
Physical purchase contracts	13,959	$(7)
Physical sale contracts	(13,959)	$8

These contracts have been recorded at their fair value in accounts receivable and accrued liabilities and the resulting unrealized gain or loss has been recorded in other expenses in the Consolidated Statements of Earnings.

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Notes to the Consolidated Financial Statements

Three months ended March 31, 2009 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Natural Gas Storage Contracts

At March 31, 2009, the Company had the following third party physical purchase and sale natural gas contracts, which meet the definition of a derivative instrument:

	Volumes (mmcf)	Fair Value
Physical purchase contracts	9,720	$(24)
Physical sale contracts	(25,200)	$42

These contracts have been recorded at their fair value in accounts receivable and accrued liabilities and the resulting unrealized gain or loss has been recorded in other expenses in the Consolidated Statements of Earnings. The natural gas inventory held in storage is recorded at fair value, measured by the forward price for the natural gas at the expected sales date. At March 31, 2009, the fair value of the inventory was $78 million, resulting in a $6 million unrealized loss recorded in other expenses in the Consolidated Statements of Earnings.

Interest Rate Risk Management

At March 31, 2009, the Company had a freestanding derivative that requires the payment of amounts based on a floating interest rate in exchange for receipt of payments based on a fixed interest rate with the following terms:

Notional Amount	Swap Maturity	Swap Rate (percent)	Fair Value
$200	July 14, 2009	CDOR + 175 bps	$2

This contract has been recorded at fair value in accounts receivable. In 2008, the underlying debt was redeemed and the fair value hedge was discontinued. During the three months ended March 31, 2009, the Company recognized a loss of $2 million (2008—less than $1 million recorded in interest expense) on the interest rate swap arrangements recorded in other expenses.

Foreign Currency Risk Management

The Company manages its exposure to foreign exchange fluctuations by balancing the U.S. dollar denominated cash flows with U.S. dollar denominated borrowings and other financial instruments. Husky utilizes spot and forward sales to convert cash flows to or from U.S. or Canadian currency. At March 31, 2009, the Company had a cash flow hedge using the following cross currency debt swaps:

Debt	Swap Amount		Canadian Equivalent	Swap Maturity	Interest Rate (percent)	Fair Value
6.25% notes	U.S. $	150	$211	June 15, 2012	7.41	$(37)
6.25% notes	U.S. $	75	$89	June 15, 2012	5.65	$6
6.25% notes	U.S. $	50	$59	June 15, 2012	5.67	$5
6.25% notes	U.S. $	75	$88	June 15, 2012	5.61	$8

These contracts have been recorded at fair value in other long-term liabilities. The portion of the fair value of the derivative related to foreign exchange losses has been recorded in earnings to offset the foreign

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Notes to the Consolidated Financial Statements

Three months ended March 31, 2009 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

exchange on the translation of the underlying debt and the remaining loss has been included in other comprehensive income.

The Company enters into short-dated foreign exchange contracts to fix the exchange rate for conversion of U.S. dollars to Canadian dollars. During the first three months of 2009, the impact of these contracts was a loss of $11 million (2008—loss of $2 million) recorded in foreign exchange expense.

During the first quarter of 2009, the Company settled its two remaining forward purchases of U.S. dollars realizing a loss of $9 million recorded in other expenses in the Consolidated Statements of Earnings.

Effective July 1, 2007, the Company’s U.S. $1.5 billion of debt financing related to the Lima acquisition was designated as a hedge of the Company’s net investment in the U.S. refining and marketing operations, which are considered self-sustaining. During 2008, the Company repaid U.S. $750 million of bridge financing and repurchased U.S. $63 million of bonds that were classified as a net investment hedge. As a result, the Company’s net investment hedge is limited to the remaining U.S. $687 million. For the three months ended March 31, 2009, the unrealized foreign exchange loss of $20 million (2008—$51 million loss), net of tax recovery of $5 million (2008- $9 million), arising from the translation of the debt is recorded in “Other Comprehensive Income”.

Held-for-Trading Financial Liabilities

The Company’s cross currency swaps have been designated as a cash flow hedge and the derivative component of the hedge meets the definition of a held-for-trading financial liability. The cross currency swaps counterparties’ credit profiles have not materially changed over the past year or since inception. As a result, the amount of change during the period and cumulatively in the fair value of the cross currency swaps has not been materially impacted by changes resulting from credit risk. At maturity, the Company is contractually obligated under the cross currency swaps to pay $447 million and receive U.S. $350 million.

Sale of Accounts Receivable

During the first quarter of 2009, Husky did not have any accounts receivable sold under a securitization program, which permitted the sale of a maximum $350 million of accounts receivable on a revolving basis. Husky has chosen not to renew the securitization agreement which expired on March 31, 2009.

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